SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.

Corporate Taxpayer's ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET” or “Company”), pursuant to paragraph 4 of article 157 of Law 6404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários  - “CVM”), hereby informs its shareholders and the public in general that it has made available to any interested parties the valuation report of the Company’s shares, prepared by Banco BTG Pactual S.A. (“Appraiser”), in accordance with article 4 of Law  6404/76, articles 8 and 24, paragraph 1 of CVM Instruction 361 and Sections  X and XI of the BM&FBOVESPA’s Level 2 Corporate Governance Listing Rules (“Valuation Report”), in order to determine the price of the unified public tender offer for the acquisition of all NET’s common and preferred shares, including those underlying its American Depositary Shares and those traded on the LATIBEX, to be launched by Embratel Participações S.A., as disclosed in the Company’s Material Facts of March 6 and April 5, 2012

The Valuation Report is available at the following addresses and websites:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Rua Verbo Divino, nº 1356, 1º andar, Chácara Santo Antônio, São Paulo, SP

http://ri.netservicos.com.br

EMBRATEL PARTICIPAÇÕES S.A.

Rua Regente Feijó, 166, 16º andar, sala 1687-B, Rio de Janeiro, RJ

BANCO ITAÚ BBA S.A. (as intermediary agent for the tender offer)

Av. Brigadeiro Faria Lima, nº 3.400, 4º andar, parte, São Paulo, SP

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Cincinato Braga, 340, 2º andar, Centro, São Paulo, SP

Rua Sete de Setembro, 111, 2º andar, “Centro de Consultas”, Rio de Janeiro, RJ
www.cvm.gov.br

BM&FBOVESPA S.A. – SECURITIES, COMMODITIES AND FUTURES EXCHANGE
Praça Antonio Prado, 48, 2º andar, Centro, São Paulo, SP
www.bmfbovespa.com.br

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The Valuation Report stated that the economic value of the Company’s shares, based on the discounted cash flow method (selected by the Appraiser as the most appropriate method for determining their fair value) was between R$ 25.89 and R$ 28.34.

São Paulo, June 6, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.
José Antônio Guaraldi Félix
CEO and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 6, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.